

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2016

Christos P. Traois
Chief Executive Officer
Petrogress, Inc.
1013 Centre Road Suite 403-A
Wilmington, DE 19805

> **Re: Petrogress, Inc.**
> **Form 8-K filed September 27, 2016**
> **File No. 333-184459**
> **Amendment No. 1 to Form 8-K filed September 30, 2016**
> **File No. 333-184459**

Dear Mr. Traois:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. We note that you have requested that David S. Friedkin CPA furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

2. Please tell us when you will file the amended Form 10-Qs that include financial statements reviewed by your registered public accounting firm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you have any questions, please contact the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Staff Accountant